EXHIBIT 21


                            LIST OF SUBSIDIARIES


     The Partnership is a partner in the following joint ventures:
JMB/Hahn PDTC Associates, L.P., a Limited Partnership, which holds title to Palm Desert Town Center located in Palm Desert, California; JMB/Warehouse, a general partnership which holds title to Minimax 2, Minimax 3, 1801 West Belt and Pine Forest #17 in Houston, Texas. The Partnership also owns a 50% interest in Carlyle/Palm Desert, Inc., a corporation that is a partner in JMB/Hahn PDTC Associates, L.P.. Reference is made to Note 3 for a summary description of the terms of such venture partnerships.